Exhibit 99.1

EXECUTION COPY

UNDERWRITING AGREEMENT

January 9, 2009

Central GoldTrust

55 Broad Leaf Crescent,

P.O. Box 10106 Meadowlands

Ancaster, Ontario

L9K 1P3

Attention:	Mr. J. C. Stefan Spicer
President and Trustee

CIBC World Markets Inc., (the “Underwriter”), understands that Central GoldTrust (the “Trust”) proposes to issue and sell to the Underwriter 975,500 units (“Units”) in the capital of the Trust (the “Underwritten Units”). We further understand that the Trust has prepared and filed a short form base shelf prospectus, a registration statement and all necessary documents relating thereto and will prepare and file, without delay, an initial prospectus supplement and all necessary related documents and will take all additional necessary steps to qualify or register the Underwritten Units for distribution in each of the Qualifying Canadian Jurisdictions (as defined below) and in the United States, as applicable.

Based on the foregoing, and subject to the terms and conditions contained in this Agreement, the Underwriter offers to purchase from the Trust, and by its acceptance hereof, the Trust accepts such offer and agrees to sell to the Underwriter, the Underwritten Units on the Closing Date (as defined below) at a price of U.S. $33.83 per Unit being an aggregate purchase price of U.S. $33,001,165 (the “Purchase Price”).

The Underwriter shall have the right to increase the size of the offering (the “Right”), which Right may be exercised in the Underwriter’s sole discretion and without obligation, to purchase up to an additional 148,000 Units which, if subscribed for hereunder, shall be deemed to form part of the Underwritten Units for the purposes hereof. The Right shall be exercisable by the Underwriter, at any time prior to 4:00 p.m. (Toronto time) on the date hereof, by delivering written notice to the Trust prior to the expiry of the Right, after which time the Right shall be void and of no further force and effect.

In consideration of the Underwriter’s agreement to purchase the Underwritten Units and in consideration of the services to be rendered by the Underwriter in connection with the distribution of the Underwritten Units in each of the Qualifying Canadian Jurisdictions and in the United States, the Trust will pay to the Underwriter a fee of U.S. $1.3532 per Underwritten Unit for an aggregate of U.S. $1,520,320.20, assuming the Right is exercised in full (the “Underwriting Fee”).  Such fee shall be due and payable at the Closing Time (as defined below) against payment by the Underwriter for the Underwritten Units.

All actions to be undertaken by the Underwriter in connection with the offering or sale of the Underwritten Units in the United States, shall be undertaken through its U.S. Dealer.

DEFINITIONS

In this Agreement:

“Additional Units” means the Units purchased by the Underwriter upon the exercise of the Right;

“Administrator” means Central Gold Managers Inc., a corporation formed under the laws of the Province of Ontario, and the administrator of the Trust;

“affiliate”, “distribution”, “material change”, “material fact”, “misrepresentation”, and “subsidiary” when used in connection with the Canadian Shelf Prospectus, Canadian Prospectus Supplement or any Prospectus Amendment thereto shall have the respective meanings given to them under the Canadian Securities Laws, when used in connection with the Registration Statement, the U.S. Shelf Prospectus, the U.S. Prospectus Supplement or any Prospectus Amendment thereto shall have the respective meaning (to the extent applicable) under the U.S. Securities Laws including judicial and administrative interpretations thereof, and in all other contexts shall have the respective meanings given to them under Canadian Securities Laws;

“Agreement” means the agreement resulting from the acceptance by the Trust of the offer made by the Underwriter by this letter;

“Applicable Securities Laws” means the Canadian Securities Laws and the U.S. Securities Laws;

“Applicable Time” means the time identified by the Underwriter as the time of the first confirmed sale of Units pursuant to this Agreement, which shall be no earlier than the time that the initial U.S. Prospectus Supplement is filed;

“Business Day” means a day which is not a Saturday, a Sunday or a statutory or civic holiday in Toronto or New York City and a day on which the office of the SEC in Washington D.C. is open for business;

“Canadian Securities Laws” means all applicable securities laws in each of the Qualifying Canadian Jurisdictions and the respective regulations and rules under such laws, together with applicable published policy statements of the Canadian Securities Regulators in the Qualifying Canadian Jurisdictions;

“Canadian Securities Regulators” means the applicable securities commission or regulatory authority in each of the Qualifying Canadian Jurisdictions;

“Canadian Shelf Prospectus” and “Canadian Prospectus Supplement” mean the Canadian short form base shelf prospectus of the Trust dated December 19, 2008 and the Canadian initial prospectus supplement, respectively, including in each case any Documents Incorporated by Reference, prepared by the Trust in accordance with National Instruments 44-101 and 44-102, respectively, relating to the distribution of the Underwritten Units and prepared and filed with the Canadian Securities Regulators in accordance with Canadian Securities Laws;

“Canadian Transfer Agent” means CIBC Mellon Trust Company, with its principal offices in the cities of Calgary, Montreal, Toronto and Vancouver;

“Claim” has the meaning given to it in sub-paragraph 10(a);

“Closing” means the completion of the sale by the Trust and the purchase by the Underwriter of the Underwritten Units pursuant to the terms and conditions of this Agreement;

“Closing Date” means January 14, 2009, or such other date as the Trust and the Underwriter may agree upon in writing or as may be changed in accordance with subparagraph 4(c) of the Agreement;

“Closing Time” means 8:30 am (Toronto time) on the Closing Date;

“Declaration of Trust” means the declaration of trust establishing the Trust made as of the 28th day of April, 2003, as amended and restated on April 24, 2008, pursuant to which the Trust was created under the laws of the Province of Ontario, as same may be amended and restated from time to time;

“Disclosure Package” means: (i) the U.S. Shelf Prospectus, as amended or supplemented; (ii) any U.S. Prospectus Supplement delivered to the Underwriter prior to the Applicable Time; (iii) the issuer free writing prospectuses, as defined in Rule 433 of the 1933 Act, listed on Schedule B hereto; and (iv) the information set forth on Schedule A hereto;

“Documents Incorporated by Reference” means collectively those documents incorporated by reference in the Canadian Shelf Prospectus, the U.S. Shelf Prospectus, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement, including any other document prepared by the Trust and filed with Canadian Securities Regulators after the date of this Agreement and before the completion of the distribution of the Underwritten Units that is of a type that is required to be incorporated by reference in the Canadian Shelf Prospectus and the Canadian Prospectus Supplement pursuant to National Instrument 44-101;

“Effective Date” means any date as of which the Registration Statement or any amendment thereto is declared effective under the 1933 Act;

“Financial Information” means the Trust’s financial statements included in the Documents Incorporated by Reference together with any auditors’ report thereon and the notes thereto;

“FINRA” means Financial Industry Regulatory Authority, Inc.;

“free writing prospectus” has the meaning set forth in Rule 405 of the 1933 Act;

“Indemnified Party” has the meaning given to it in subparagraph 10(b);

“Indemnifier” has the meaning given to it in subparagraph 11(a);

“1933 Act” means the United States Securities Act of 1933, as amended;

“1934 Act” means the United States Securities Exchange Act of 1934, as amended;

“National Instrument 44-101” means National Instrument 44-101 adopted by the Canadian Securities Regulators;

“National Instrument 44-102” means National Instrument 44-102 adopted by the Canadian Securities Regulators;

“notice” has the meaning given to it in paragraph 19;

“OSC” means the Ontario Securities Commission;

“Passport Receipt” means a receipt issued by the applicable Canadian Securities Regulator, as principal regulator pursuant to the Passport System and which evidences the receipt of the applicable Canadian Securities Regulator, on behalf of itself and the Canadian Securities Regulators of the other Qualifying Canadian Jurisdictions for the Canadian Shelf Prospectus;

“Passport System” means the passport system provided for under National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions, adopted by the Canadian Securities Regulators, other than Ontario;

“Prospectus Amendment” means any amendment or supplement to any of the Shelf Prospectuses, the Disclosure Package, the Prospectus Supplements or the Registration Statement;

“Prospectus Supplements” means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement;

“Purchase Price” has the meaning given to it above;

“Qualifying Canadian Jurisdictions” means all of the provinces (other than Québec) and territories of Canada;

“Registration Statement” means the registration statement number 333-156055 on Form F-10 referred to in paragraph 1(d) of this Agreement, including the U.S. Shelf Prospectus and the exhibits thereto and the Documents Incorporated by Reference therein, at the Effective Date and as thereafter amended or supplemented;

“Right” has the meaning given to it above;

“Rules” has the meaning given to it in subparagraph 7(t);

“SEC” means the United States Securities and Exchange Commission;

“Shelf Prospectuses” means, collectively, the Canadian Shelf Prospectus and the U.S. Shelf Prospectus;

“Stock Exchanges” means the Toronto Stock Exchange and the NYSE Alternext US;

“Subsidiaries” has the meaning ascribed thereto in the Business Corporations Act (Ontario);

“Trust” shall have the meaning ascribed thereto in the first paragraph of this Agreement and, for greater certainty, the term “Trust” includes the Trustees and, where any reference is made herein to an act to be performed by, for or on behalf of the Trust, such reference shall be construed and applied for all purposes as if it referred to an act performed by, for or on behalf of the Trustees, each in his or her respective capacity as trustee of the Trust, and, where any reference is made herein to an act to be performed by, for or on behalf of any of the Trustees, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by, for or on behalf of each of the Trustees in his or her capacity as a trustee of the Trust;

“Trustee” means, at any time, a person who is, in accordance with the provisions of the Declaration of Trust, a trustee of the Trust;

“Underwriter” has the meaning given to it above;

“Underwriting Fee” has the meaning given to it above;

“Underwritten Units” has the meaning given to it above and includes any Additional Units purchased by the Underwriter in the event the Right is exercised;

“Unitholder” means a holder of Units;

“Units” means the units of the Trust, each of which represents an equal undivided beneficial interest in the distribution and the net assets of the Trust, and includes a fraction of such a unit of the Trust;

“U.S. Dealer” means CIBC World Markets Corp., the U.S. broker-dealer affiliate of the Underwriter, registered as such with the SEC under Section 15 of the 1934 Act, which is a member of FINRA;

“U.S. Prospectus Supplement” means the prospectus supplement (including the Documents Incorporated by Reference therein) prepared by the Trust and relating to the offering of Underwritten Units in the United States, and filed by the Trust pursuant to General Instruction II.L. of Form F-10 within the time period specified by such rule;

“U.S. Securities Laws” means all applicable securities legislation in the United States, including without limitation the 1933 Act and 1934 Act, and the rules and regulations promulgated thereunder, including judicial and administrative interpretations thereof; and

“U.S. Shelf Prospectus” means the prospectus, including any supplement thereto, included in the Registration Statement on the Effective Date (including the Documents Incorporated by Reference therein) prepared by the Trust dated December 19, 2008;

“U.S. Transfer Agent” means Mellon Investor Services LLC, of New York.

Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders. References to “paragraphs”, “subparagraphs” and “clauses” are to the appropriate paragraph, subparagraph or clause of this Agreement.

All references to dollars or “$” are Canadian dollars unless otherwise expressed.

TERMS AND CONDITIONS

1.             Compliance with Securities Laws - Filing of Prospectuses

The Trust represents and warrants to, and covenants and agrees with, the Underwriter that:

(a)           the Trust has filed the Canadian Shelf Prospectus in each of the Qualifying Canadian Jurisdictions pursuant to National Policy 11-202 and has obtained a Passport Receipt and a receipt in Ontario evidencing receipts by each of the Canadian Securities Regulators of the Qualifying Canadian Jurisdictions for the Canadian Shelf Prospectus;

(b)           the Trust shall fulfil or cause to be fulfilled to the reasonable satisfaction of the Underwriter’s counsel all relevant provisions of Canadian Securities

Laws that are required to be fulfilled by the Trust to permit the distribution of the Underwritten Units in each of the Qualifying Canadian Jurisdictions, by or through the Underwriter who shall comply with the relevant provisions of Canadian Securities Laws;

(c)           the Trust shall, as soon as possible, fulfill all legal requirements to enable the distribution of the Underwritten Units and in any event shall file the Canadian Prospectus Supplement in each of the Qualifying Canadian Jurisdictions on or prior to 4:30 pm (Toronto time) on January 9, 2009;

(d)           (i) the Trust has prepared and filed with the SEC the Registration Statement including the Canadian Shelf Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 under the 1933 Act and the Rules) and a written irrevocable consent and power of attorney of the Trust on Form F-X (the “Form F-X”); (ii) the Registration Statement which became effective on December 19, 2008 pursuant to Rule 467(a) of the 1933 Act; (iii) no stop order suspending the effectiveness of the Registration Statement has been issued by the SEC, nor has any proceeding with respect thereto been instituted or threatened; and (iv) the Trust fulfilled and complied with, to the reasonable satisfaction of the Underwriter, the U.S. Securities Laws required to be fulfilled or complied with by the Trust to enable the Underwritten Units to be lawfully distributed to the public in the United States;

(e)           the Trust is not an “ineligible issuer” in connection with the offering pursuant to Rules 164, 405 and 433 under the 1933 Act.  Any free writing prospectus that the Trust is required to file pursuant to Rule 433(d) under the 1933 Act has been, or will be, filed with the SEC in accordance with the requirements of the 1933 Act and the applicable rules and regulations of the SEC thereunder.  Each free writing prospectus that the Trust has filed, or is required to file, pursuant to Rule 433(d) under the 1933 Act or that was prepared by or behalf of or used or referred to by the Trust complies or will comply in all material respects with the requirements of the 1933 Act and the applicable rules and regulations of the SEC thereunder.  Except for the free writing prospectuses, if any, identified in Schedule B hereto, and electronic road shows, if any, furnished to the Underwriter before first use, the Trust has not prepared, used or referred to, and will not, without the Underwriter’s prior consent, prepare, use or refer to, any free writing prospectus.

2.             Due Diligence

Prior to the filing of the Prospectus Supplements, the Trust shall permit the Underwriter and its counsel to review and provide comments on drafts of the Prospectus Supplements and shall allow the Underwriter to conduct any due diligence investigations which it reasonably requires in order to fulfill its obligations as an underwriter under the Applicable Securities Laws and in order to enable the Underwriter to responsibly execute the certificate in the Canadian Prospectus Supplement required to be executed by it.

3.             (a)           Deliveries on Filing of Prospectus Supplements

No later than the time of filing of the Prospectus Supplements with the Canadian Securities Regulators and with the SEC, unless otherwise indicated below, the Trust shall deliver to the Underwriter:

(i)            a copy of each of the Prospectus Supplements, including all Documents Incorporated by Reference, in the English language, signed, filed and certified as required by the Applicable Securities Laws; and

(ii)           a copy of each other document filed by the Trust at or prior to the time of filing the Canadian Prospectus Supplement in compliance with Applicable Securities Laws in connection with the distribution of the Underwritten Units.

(b)           Prospectus Amendments

In the event that the Trust is required by Applicable Securities Laws to prepare and file a Prospectus Amendment, the Trust shall prepare and deliver promptly to the Underwriter signed and certified copies of such Prospectus Amendment along with all Documents Incorporated by Reference that have not been previously delivered.  Any Prospectus Amendments shall be in form and substance satisfactory to the Underwriter acting reasonably. Concurrently with the delivery of any Prospectus Amendment, the Trust shall deliver to the Underwriter with respect to such Prospectus Amendment, documents similar to those referred to in clauses 3(a)(i) and (ii).

(c)           Commercial Copies

The Trust shall cause commercial copies of the Shelf Prospectuses and the Prospectus Supplements to be delivered, without charge, to the Underwriter in Toronto and in such other cities in North America and in such quantities as the Underwriter may reasonably request by oral instructions to the printer of such documents.  Such delivery of the Prospectus Supplements shall be effected as soon as possible but, in any event, on or before noon (Toronto time) on January 12, 2009. Such deliveries shall constitute the consent of the Trust to the Underwriter’s use of the Shelf Prospectuses and Prospectus Supplements in connection with the distribution of the Underwritten Units in the Qualifying Canadian Jurisdictions and in the United States in compliance with the provisions of this Agreement and Applicable Securities Laws.

(d)           Qualification of Securities

The Trust will promptly from time to time take such action as the Underwriter may reasonably request to qualify the Underwritten Units for offering and sale under the Applicable Securities Laws or “Blue Sky laws” of such United States or Canadian jurisdictions as the Underwriter may request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for so long as may be necessary to complete the distribution of the Underwritten Units until 30 days after the date hereof; provided that in connection therewith, the Trust shall not be required to amend its constating documents or to qualify as a foreign Trust or to file a general consent to service of process in any jurisdiction or subject itself to taxation in respect of its operations in any jurisdiction in which it is not otherwise so subject.

(e)           Distribution of Units

The Underwriter shall (and require any selling firm to agree with such Underwriter, for the benefit of the Trust, to):

(i)            offer the Underwritten Units for sale to the public only as permitted by applicable law and at a price not exceeding the per unit Purchase Price;

(ii)           not solicit offers to purchase Underwritten Units from, or sell Underwritten Units to, any person resident in any jurisdiction other than the Qualifying Canadian Jurisdictions or the United States, except in a manner which is exempt from registration and prospectus requirements under applicable securities laws and which does not require the Trust to register any of its securities or comply with ongoing filing or disclosure requirements or other similar requirements and further provided that in connection therewith, the Trust shall not be required to amend its constating documents or to qualify as a foreign Trust or to file a general consent to service of process in any jurisdiction or subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject;

(iii)          not make use of any “green sheet” or information memorandum in respect of the Trust or the distribution of the Underwritten Units in the United States and not make use of any such “green sheet” or information memorandum in Canada that has not first been approved by the Trust; and

(iv)          offer and sell the Underwritten Units in the United States only through the U.S. Dealer.

(f)            Notice of Completion of Distribution

After the Closing Time, the Underwriter shall:

(i)            use its best efforts to complete the distribution of the Underwritten Units as promptly as possible; and

(ii)           give prompt written notice to the Trust when, in the opinion of the Underwriter, the Underwriter has completed distribution of the Underwritten Units, including a breakdown of the gross proceeds realized therefrom in each of the Qualifying Canadian Jurisdictions, in the United States and in any other applicable jurisdiction.

4.             Material Changes During Distribution

(a)           Trust Material Change

During the period from the date of this Agreement to the completion of distribution of the Underwritten Units, the Trust shall promptly notify the Underwriter in writing of:

(i)            any material change (actual, anticipated, or threatened, financial or otherwise) in the affairs, assets, liabilities (contingent or otherwise) or capital of the Trust that is not otherwise referred to in the Disclosure Package or the Shelf Prospectuses as supplemented by the Prospectus Supplements;

(ii)           any material fact which has arisen or been discovered that would have been required to have been stated in the Disclosure Package, the Shelf Prospectuses as supplemented by the Prospectus Supplements or the Registration Statement had such fact arisen or been discovered on, or prior to, the date of such document; and

(iii)          any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Disclosure Package, the Shelf Prospectuses as supplemented by the Prospectus Supplements or the Registration Statement, including all Documents Incorporated by Reference, which fact or change is, or may be, of such a nature as to render any statement in the Disclosure Package, the Shelf Prospectuses as supplemented by the Prospectus Supplements or the Registration Statement misleading or untrue or which would result in a misrepresentation in the Disclosure Package, the Shelf Prospectuses as supplemented by the Prospectus Supplements or the Registration Statement or which would result in the Disclosure Package, the Shelf Prospectuses as supplemented by the Prospectus Supplements or the Registration Statement not complying (to the extent that such compliance is required) with Applicable Securities Laws.

The Trust will in good faith discuss with the Underwriter any event described in clauses (i), (ii) or (iii) above that occurs or is discovered during the period from the date of this Agreement to the completion of distribution of the Underwritten Units which is of such a nature that there may be reasonable doubt as to whether notice need be given to the Underwriter pursuant to this subsection 4(a). If at any time during the period from the date of this Agreement to the completion of distribution of the Underwritten Units, any event described in clauses (i), (ii) or (iii) above occurs or any condition exists as a result of which it is necessary, in the reasonable opinion of counsel for the Trust or the Underwriter, to amend the Registration Statement or amend or supplement the Disclosure Package or the Shelf Prospectuses as supplemented by the Prospectus Supplements, as the case may be, in order that the Disclosure Package or the Prospectus Supplements will not include any untrue statements of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a purchaser, or if it shall be necessary, in the opinion of any such counsel, at any such time to amend the Registration Statement or amend or supplement the Disclosure Package, the Shelf Prospectuses as supplemented by the Prospectus Supplements, as the case may be, in order to comply with the requirements under Applicable Securities Laws or other applicable laws, the Trust will promptly prepare and file such Prospectus Amendment as may be necessary to correct such statement or omission or to make the Registration Statement, the Disclosure Package or the Shelf Prospectuses as supplemented by the Prospectus Supplements, as the case may be, comply with such laws, and the Trust will furnish to the Underwriter such number of copies of such amendment or supplement as the Underwriter may reasonably request.

The Trust shall not file any Prospectus Amendment or other document, however, without first obtaining approval from the Underwriter, after consultation with the Underwriter with respect to the form and content thereof, which approval shall not be unreasonably withheld or delayed. The Trust further covenants with the Underwriter (i) to furnish to it a copy of each proposed free writing prospectus to be prepared by or on behalf of, used by, or referred to by the Trust and not to use or refer to any proposed free writing prospectus to which the Underwriter reasonably objects; and (ii) not to take any action that would result in the Underwriter or the Trust being required to file with the SEC pursuant to Rule 433(d) under the 1933 Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder.

(b)           Change in Applicable Securities Laws

If during the period of distribution of the Underwritten Units, there shall be any change in the Applicable Securities Laws which, in the opinion of the Underwriter, acting reasonably, requires the filing of a Prospectus Amendment, the Trust shall, to the satisfaction of the Underwriter, acting reasonably, promptly prepare and file such

Prospectus Amendment with the appropriate securities regulatory authority in each jurisdiction where such filing is required.

(c)           Change in Closing Date

If a material change occurs or an undisclosed material fact has arisen or been discovered prior to the Closing Date, then, subject to paragraph 9, the Closing Date shall be, unless the Trust and the Underwriter otherwise agree in writing or unless otherwise required under the Applicable Securities Laws, the later of:

(i)             the third Business Day following the date on which all applicable filings or other requirements of the Applicable Securities Laws with respect to such material change or change in a material fact have been made or complied with in all relevant jurisdictions and any appropriate receipts obtained for such filings and notice of such filings from the Trust or its counsel have been received by the Underwriter; and

(ii)           the fifth Business Day following the date upon which the commercial copies of any Prospectus Amendment have been delivered in accordance with subparagraph 3(b).

In no event, however, shall the Closing Date be later than January 28, 2009.

(d)           Notification

During the period commencing on the date hereof until the Underwriter notifies the Trust of the completion of the distribution of the Underwritten Units, the Trust will promptly inform the Underwriter of the full particulars of:

(i)            any request of any Canadian Securities Regulator or the SEC for any amendment to the Shelf Prospectuses, the Prospectus Supplements, the Registration Statement or any Supplementary Material or for any additional information in respect of the offering of the Underwritten Units;

(ii)           the receipt by the Trust of any material communication, whether written or oral, from any Canadian Securities Regulator, the SEC, either Stock Exchange or any other competent authority, relating to the Shelf Prospectuses, the Prospectus Supplements, the Registration Statement or the distribution of the Underwritten Units;

(iii)          any notice or other correspondence received by the Trust from any governmental body requesting any information, meeting or hearing relating to the Trust, the offering, the issue and sale of the Underwritten Units or any other event or state of affairs, that the

Trust reasonably believes would have a material adverse effect on the affairs, assets, financial condition or liabilities of the Trust; or

(iv)          the issuance by any Canadian Securities Regulator, the SEC, either Stock Exchange or any other competent authority, including any other governmental or regulatory body, of any order to cease or suspend trading or distribution of any securities of the Trust or of the institution, threat of institution of any proceedings for that purpose or any notice of investigation that could potentially result in an order to cease or suspend trading or distribution of any securities of the Trust.

5.            Services Provided by Underwriter and Underwriting Fee

In consideration for the Underwriter’s services in assisting in the preparation of the Shelf Prospectuses, the Prospectus Supplements, the Registration Statement and any Prospectus Amendments, in distributing the Underwritten Units, both directly and to other registered dealers as brokers, and in performing administrative work in connection with the distribution of the Underwritten Units, the Trust agrees to pay to the Underwriter the Underwriting Fee. The Underwriting Fee shall be payable as provided for in subparagraph 6(a). The Underwriting Fee shall be payable by way of set-off of the amount of the Underwriting Fee against, and deduction of the Underwriting Fee from, the Purchase Price.

6.             Delivery of Purchase Price, Underwriting Fee and Certificate

(a)            Deliveries

The purchase and sale of the Underwritten Units shall be completed at the Closing Time at the offices of Fraser Milner Casgrain LLP, 1 First Canadian Place, 39th Floor, 100 King Street West, Toronto, Ontario, or at such other place as the Underwriter and the Trust may agree upon.

At the Closing Time, the Trust shall deliver to the Underwriter one or more definitive Unit certificate(s) representing the Underwritten Units in favour of the Underwriter or its nominee(s), against payment by the Underwriter to the Trust of the Purchase Price, less the Underwriting Fee, by wire transfer, or if permitted under applicable laws, certified cheque or bank draft (in any case, as may be directed by the Trust) in U.S. dollars together with a receipt signed by the Underwriter for such definitive certificate(s) and a receipt for the Underwriting Fee.

(b)            Delivery of Certificate(s) to Transfer Agent

The Trust shall, prior to the Closing Date, make all necessary arrangements for the exchange of the definitive certificate(s) representing the Underwritten Units, on the Closing Date, at the principal offices of the Canadian Transfer Agent in the City of Toronto and the U.S. Transfer Agent in the City of New York for certificates representing such number of Underwritten Units registered in such names as shall be designated by the Underwriter not less than 48 hours (or 72 hours if the Closing Date is a Monday) prior to the Closing Time.

The Trust shall pay all fees and expenses payable to the Canadian Transfer Agent and the U.S. Transfer Agent in connection with the preparation, delivery, certification and exchange of the Underwritten Units, contemplated by this subparagraph 6(b) and the fees and expenses payable to the Canadian Transfer Agent and the U.S. Transfer Agent in connection with the initial or additional transfers as may be required in the course of the distribution of the Underwritten Units.

7.             Representations and Warranties of the Trust

The Trust represents and warrants to the Underwriter that, and acknowledges that the Underwriter is relying upon, such representations and warranties in purchasing the Underwritten Units:

(a)           the Trust is an unincorporated, closed-end trust, duly established, organized and validly existing under the laws of Ontario and is properly registered under the laws of all jurisdictions in which its business is carried on except where the failure to be so registered would not have a material adverse effect on the business or operations of the Trust;

(b)           the Trustees have been duly appointed as trustees of the Trust

(c)           the Trust is (i) a reporting issuer not in default in any material respect of any requirement under Canadian Securities Laws, and (ii) not in default in any material respect of any requirement under U.S. Securities Laws;

(d)           the Trust has the requisite power, authority and capacity to enter into this Agreement and to perform the transactions contemplated herein and the Trust has the requisite power, authority and capacity to own, lease and to operate its property and assets including licences or other similar rights and to carry on the business customarily carried on by it and has all the requisite corporate power and authority to carry on its business as currently carried on or as currently proposed to be carried on.  The Trust is conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and is duly licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its property or carries on business to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated except where such non-compliance or failure to obtain such licence, registration or qualification would not have a material adverse effect on the business or operations of the Trust and all such licences, registrations and qualifications are valid and subsisting and in good standing;

(e)           the Trust is authorized to issue an unlimited number of Units to which, as at the date hereof, 4,279,500 Units are issued and outstanding as fully paid and non-assessable. No person, firm or corporation has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Trust of any unissued Units of the Trust except as otherwise referred to in the Disclosure Package and the Shelf Prospectuses as supplemented by the Prospectus Supplements;

(f)            the Underwritten Units and the Additional Units hereinbefore described have been, or prior to the Closing Time will be, duly authorized for issuance and, when a certificate for such Units is countersigned by the Canadian Transfer Agent and issued, delivered and paid for, such Units will be validly issued and fully paid and all statements made in the Disclosure Package and the Shelf Prospectuses as supplemented by the Prospectus Supplements describing such Units will be accurate in all material respects;

(g)           no agreement is currently in force or effect that in any manner affects the voting or control of any of the securities of the Trust or the Administrator and, at the Closing time, no such agreement will be in force or effect;

(h)           the Trust is, and has qualified from inception as, a “mutual fund trust” for purposes of the Income Tax Act (Canada) (the “Tax Act”) and the Trust will conduct its affairs so as to continue to qualify as a mutual fund trust under the Tax Act, including, by limiting its activities to investing in property in which a mutual fund trust is permitted by the Tax Act to invest, and the Trust will not carry on any business;

(i)            the Trust is not, and never has been, a “SIFT trust” for purposes of the Tax Act and the Trust will not acquire any “non-portfolio property” as defined in the Tax Act or conduct its affairs so that it would be a SIFT trust;

(j)            the Trust does not own and does not intend to acquire any “taxable Canadian property” as defined in the Tax Act;

(k)           the form and terms of the certificate for the Units will have been approved and adopted by the Trust and do not conflict with the Declaration of Trust;

(l)            except as disclosed in the Disclosure Package and the Shelf Prospectuses as supplemented by the Prospectus Supplements, to the best of the Trust’s knowledge, there is no action, proceeding or investigation pending or threatened against the Trust before or by any federal, provincial, municipal or other governmental department, commission, board or agency, domestic or foreign, which is reasonably expected to result in any material change in the affairs or in the condition (financial or otherwise) of the Trust or its properties or assets (taken as a whole), or which questions the validity of any action taken or to be taken by the Trust pursuant to or in connection with this Agreement or as contemplated by the Disclosure Package and the Shelf Prospectuses as supplemented by the Prospectus Supplements;

(m)          since September 30, 2008, there have been no changes in the assets or liabilities of the Trust from the position thereof as set forth therein, except changes arising from transactions in the ordinary course of its affairs which, in the aggregate, have not been material to the Trust and except for changes that are disclosed in the Disclosure Package and the Shelf Prospectuses as supplemented by the Prospectus Supplements;

(n)           the financial statements of the Trust, including the notes thereto, incorporated in Disclosure Package, the Prospectus Supplements and the Registration Statement have been prepared in conformity with Canadian generally accepted accounting principles and in a manner that is consistent with U.S. generally accepted accounting principles and in accordance with the 1933 Act and the Rules, including the requirements of Form F-10, in each case applied on a consistent basis throughout the periods involved;

(o)           the financial statements of the Trust as incorporated by reference in the Disclosure Package and the Shelf Prospectuses as supplemented by the Prospectus Supplements present fairly in all material respects the financial position of the Trust as at the dates of such statements;

(p)           the Trust is not in material violation of, and the execution and delivery of this Agreement and the performance by the Trust of its obligations under this Agreement will not result in any material breach or, violation of, or be in material conflict with, or constitute a material default under, or create a state of facts which after notice or lapse of time, or both, would constitute a material default under any term or provision of the constating documents of the Trust or any resolution of the Trustees or Unitholders of the Trust or any material contract, mortgage, note, indenture, joint venture or partnership arrangement, agreement (written or oral), instrument, lease, judgment, decree, order, statute, rule, licence or regulation applicable to the Trust;

(q)           no approval, authorization, consent or other order of, and no filing, registration or recording with, any governmental authority is required of the Trust in connection with the execution and delivery or with the performance by the Trust of this Agreement except as disclosed in the Disclosure Package and the Shelf Prospectuses as supplemented by the Prospectus Supplements and compliance with the Applicable Securities Laws with regard to the distribution of the Underwritten Units and Additional Units in the Qualifying Canadian Jurisdictions and the United States;

(r)            this Agreement has been duly authorized, executed and delivered by the Trust and constitutes a valid and binding obligation of the Trust, enforceable in accordance with its terms, except as enforcement hereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought and subject to the fact that rights of indemnity and contribution may be limited by applicable law and enforceability of paragraph 11 would be determined only in the discretion of a court;

(s)           to the knowledge of the Trust, no securities commission, stock exchange or comparable authority has issued any order preventing or suspending the use or effectiveness of the Shelf Prospectuses, the Disclosure Package, the Prospectus Supplements, the Registration Statement or any Prospectus Amendment or preventing the distribution of the Underwritten Units and Additional Units in any Qualifying Canadian Jurisdiction or the United States nor instituted proceedings for that purpose and, to the knowledge of the Trust, no such proceedings are pending or contemplated;

(t)            the Trust is eligible in accordance with the provisions of National Instrument 44-101 to file a short form prospectus under National Instrument 44-102 with Canadian Securities Regulators;

(u)           the Trust is not, and upon consummation of the transactions contemplated hereby will not be, an “investment company” or an entity “controlled by an investment company” as such terms are defined in the United States Investment Company Act of 1940, as amended;

(v)           CIBC Mellon Trust Company, at its principal office in the Cities of Calgary, Montreal, Toronto and Vancouver has been duly appointed as registrar and transfer agent for the Units in Canada, and Mellon Investor Services LLC, at its principal office in New York, has been duly appointed as registrar and transfer agent for the Units in the United States;

(w)          to the knowledge of the Trust, the Trust is not a “related issuer” or “connected issuer” (as such terms are defined under the Canadian Securities Laws) of the Underwriter;

(x)            the Trust has prepared and filed with the SEC an appointment of agent for service of process upon the Trust on Form F-X;

(y)           the Trust meets the general eligibility requirements for use of Form F-10 under the 1933 Act;

(z)            as at their respective dates, the Canadian Shelf Prospectus does, and the Canadian Prospectus Supplement will, comply in all material respects with the Canadian Securities Laws and, at the time of delivery of the Underwritten Units and Additional Units to the Underwriter, the Canadian Prospectus Supplement will comply in all material respects with the Canadian Securities Laws;

(aa)         (i) the U.S. Shelf Prospectus conforms and the U.S. Prospectus Supplement will conform to the Canadian Shelf Prospectus and Canadian Prospectus Supplement, respectively, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC under the 1933 Act (the “Rules”); (ii) the Registration Statement as amended or supplemented, on the Effective Date and on the date hereof did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (iii) the U.S. Shelf Prospectus, the Trust’s Form F-X and the Registration Statement comply, and the U.S. Prospectus Supplement will comply, in all material respects with the 1933 Act and the Rules; (iv) the Disclosure Package does not, and at the Applicable Time or the time of each sale of the Units in connection with the offering when the U.S. Prospectus Supplement is not yet available to prospective purchasers and at the Closing Date will not, and the U.S. Shelf Prospectus as supplemented by the U.S. Prospectus Supplement as of its date and as of the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Canadian Shelf Prospectus contains, and the Canadian Prospectus Supplement will contain, full, true and plain disclosure of all material facts required to be stated therein relating to the Trust, the affairs of the Trust, and the Underwritten Units and Additional Units, and as of the date of its filing will contain no untrue statement of a material fact and will not omit to state a material fact regarding the Trust and its affairs that is necessary to make any statement therein not misleading in light of the circumstances in which it was made; provided, however, that this representation and warranty shall not apply to statements or omissions made in reliance upon and in conformity with information relating to the Underwriter furnished in writing to the Trust by the Underwriter expressly for use in the Shelf Prospectuses, the Disclosure Package, the Prospectus Supplements or the Registration Statement;

(bb)         there are no reports or information that in accordance with the requirements of the Canadian Securities Regulators or the SEC must be made publicly available or filed in connection with the offering of the Underwritten Units and Additional Units that have not been made publicly available or filed as required;

(cc)         the delivery by the Trust of any signed Prospectus Amendment or material change report required to be filed under the Applicable Securities Laws will constitute a representation and warranty by the Trust to the Underwriter that all the information and statements contained therein (except information and statements relating to the Underwriter) are true and correct and that no material information has been omitted therefrom which is necessary to make the statements contained therein not misleading;

(dd)         the Trust is in material compliance with each material license held by it and is not in violation of, or in default in any material respect under, the applicable statutes, ordinances, rules, regulations, orders or decrees (including, without limitation, “Environmental Laws” as defined below) of any governmental entities, regulatory agencies or bodies asserting or claiming jurisdiction over it or over any part of its affairs or assets, except for such violations and defaults which, singly or in the aggregate, would not have a material adverse effect on the assets or properties, affairs, prospects or condition (financial or otherwise) of the Trust;

(ee)         to the best of the knowledge of the Trust, there are no foreign, federal, provincial, state or local laws or regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”) which affect or otherwise have any application to the Trust or its affairs, properties and assets (taken as a whole), or to which the Trust is otherwise subject.  The Trust does not require any license or other approval under any Environmental Laws to conduct its operations;

(ff)           there has not been any reportable event (within National Instrument 51-102) with the auditors of the Trust;

(gg)         the Trust shall use its best efforts to arrange for the listing and posting for trading of the Underwritten Units and Additional Units on the Stock Exchanges on or before the Time of Closing; and

(hh)                        the Trust is using the net proceeds of the offering of the Underwritten Units for the purposes described in the Shelf Prospectuses and the Disclosure Package.

8.                                      Conditions

The Underwriter’s obligation to purchase the Underwritten Units at the Closing Time is subject to the accuracy of the representations and warranties of the Trust contained in this Agreement, both as of the date of this Agreement and as of the Closing Time, the performance by the Trust of its obligations under this Agreement and the following additional conditions:

(a)                                the Underwriter shall have received at the Closing Time an opinion addressed to the Underwriter and Cassels Brock & Blackwell LLP, in form and substance satisfactory to the Underwriter and its counsel, acting reasonably, dated the Closing Date from counsel to the Trust, Fraser Milner Casgrain LLP, with respect to such matters related to the transactions contemplated hereby reasonably requested by the Underwriter, including, without limitation, an opinion stating that: “Nothing has come to such counsel’s attention that would lead it to believe that (1) as of the Applicable Time or at the Closing Time, the Disclosure Package (except for the financial statements and schedules and other financial data included or incorporated by reference therein or omitted therefrom, as to which such counsel need make no statement) included or includes any untrue statement of a material fact or omitted or omits to state any material fact necessary in order to make the statements therein, in the light of circumstances under which they were made, not misleading or (2) that the U.S. Prospectus Supplement (except for financial statements and schedules and other financial data included or incorporated by reference therein or omitted therefrom as to which we need make no statement), at the time the U.S. Prospectus Supplement was issued or at Closing Time, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.” In providing such opinions, counsel to the Trust may rely upon the opinions of local counsel where they deem such reliance proper as to the laws other than those of Canada, Ontario and British Columbia and as to matters of fact, on certificates of the Trust’s registrar and transfer agent, auditors, public and stock exchange officials and officers of the Trust;

(b)                               the Underwriter shall have received at the Closing Time an opinion of the Trust’s U.S. counsel, Dorsey & Whitney LLP, in form and substance satisfactory to the Underwriter, acting reasonably, with respect to such matters related to the transactions contemplated hereby reasonably requested by the Underwriter, including, without limitation, an opinion stating that: “Nothing has come to such counsel’s attention that would lead it to believe that (1) as of the Applicable Time or at the Closing Time, the Disclosure Package (except for the financial statements and schedules and other financial data included or incorporated by reference therein or omitted therefrom, as to which such counsel need make no statement) included or includes any untrue statement of a material fact or omitted or omits to state any material fact necessary in order to make the statements therein, in the light of circumstances under which they were made, not misleading; (2) at the time the U.S. Prospectus Supplement was issued and at Closing Time, the U.S. Shelf Prospectus as supplemented by the U.S. Prospectus Supplement (except for financial statements and schedules and other financial data included or incorporated by reference therein or omitted therefrom as to which we need make no statement), included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; or (3) at the Effective Date, the date of the Agreement and the date of the U.S. Prospectus Supplement, the Registration Statement (except for financial statements and schedules and other financial data included or incorporated by reference therein or omitted therefrom, as to which such counsel need make no statement) included any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein not misleading”;

(c)                                the Underwriter shall have received at the Closing Time a legal opinion dated the Closing Date from the Underwriter’s counsel, Cassels Brock & Blackwell LLP, with respect to matters related to the transactions contemplated hereby reasonably requested by the Underwriter. In providing such opinion Cassels Brock & Blackwell LLP shall be entitled to rely on the opinions of local counsel as to matters governed by the laws of jurisdictions other than the laws of Canada and Ontario respectively, and as to matters of fact, on certificates of the Trust’s registrar and transfer agents, public and stock exchange officials and officers of the Trust.  Cassels Brock & Blackwell LLP shall also be entitled to rely upon the opinion of Fraser Milner Casgrain LLP with respect to the matters relating to the Trust;

(d)                               the Underwriter shall have received at the Closing Time a “long-form” comfort letter of Ernst & Young LLP, dated within two Business Days of the Closing Date, addressed to the Underwriter and the Trustees, in form and substance satisfactory to the Underwriter, acting reasonably, with respect to certain financial and accounting information relating to the Trust in the Prospectus Supplements or the Disclosure Package including all Documents Incorporated by Reference, which letter shall be in addition to the auditors’ report incorporated by reference into the Prospectus Supplements or the Disclosure Package;

(e)                                the Underwriter shall have received at the Closing Time a certificate dated the Closing Date signed by an appropriate officer or Trustee of the Trust addressed to the Underwriter and its counsel, with respect to the constating documents of the Trust, all resolutions of the board of Trustees of the Trust relating to this Agreement, the Disclosure Package, the Prospectus Supplements and the Registration Statement, the incumbency and specimen signatures of signing officers and with respect to such other matters as the Underwriter may reasonably request;

(f)                                  the Underwriter shall have received at the Closing Time a certificate dated the Closing Date signed on behalf of the Trust, addressed to the Underwriter certifying for and on behalf of the Trust after having made due enquiry and after having carefully examined the Disclosure Package, the Prospectus Supplements and the Registration Statement, including all Documents Incorporated by Reference, that:

(i)                                      since the respective dates as of which information is given in the Disclosure Package, the Prospectus Supplements and the Registration Statement as amended by any Prospectus Amendments (A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the affairs, assets or liabilities (contingent or otherwise) or capital of the Trust, and (B) no transaction has been entered into by the Trust which is material to the Trust, other than as disclosed in the Disclosure Package, the Prospectus Supplements and the Registration Statement, or any Prospectus Amendments, as the case may be;

(ii)                                   no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Units or any other securities of the Trust has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under any of the Applicable Securities Laws or by any other regulatory authority;

(iii)                                the Trust has duly complied with all the terms and conditions of this Agreement on its part to be complied with up to the Closing Time; and

(iv)                               the representations and warranties of the Trust contained in this Agreement were true and correct as of the Applicable Time and are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time;

(g)                               there are no reports or information that in accordance with the requirements of the Canadian Securities Regulators must be made publicly available in connection with the sale of the Underwritten Units that have not been made publicly available as required; there are no documents required to be filed with the SEC as an exhibit to the Registration Statement or with the Canadian Securities Regulators in connection with the Canadian Prospectus Supplement that have not been filed as required and delivered to the Underwriter; there are no contracts, documents or other materials required to be described or referred to in the Disclosure Package, the Prospectus Supplements or the Registration Statement that are not described, or referred to as required and delivered to the Underwriter;

(h)                               the Underwriter shall have received at the Closing Time a certificate from the Canadian Transfer Agent dated the Closing Date and signed by an authorized officer of such transfer agent, confirming the issued capital of the Trust;

(i)                                   unless an exception under NASD Rule 2710(b) is available, FINRA has confirmed that it has not raised any objection with respect to the fairness and reasonableness of the underwriting terms and arrangements;

(j)                                   the Underwriter shall have received copies of all required approvals from the Stock Exchanges to permit the completion of the transactions contemplated herein and the conditional listing and posting for trading of the Underwritten Units and Additional Units on the Stock Exchanges; and

(k)                                the Underwriter and counsel for the Underwriter shall have received from the Trust such further certificates, documents and other information as they may have reasonably requested; provided, however, that the Underwriter or their counsel shall request any such certificate, document or other information within a reasonable period prior to the Closing Time.

9.                                       Termination Rights

(a)                                Litigation

If any inquiry, action, suit, investigation or other proceeding, whether formal or informal is instituted, threatened or announced or any order is made by any federal, provincial or other governmental authority in relation to the Trust, including without limitation, any Stock Exchange, Canadian Securities Regulator or the SEC, which, in the reasonable opinion of the Underwriter, operates to prevent or restrict the distribution or trading of the Underwritten Units or any other securities of the Trust, the Underwriter shall be entitled, at its sole option, in accordance with subparagraph 9(e), to terminate its obligations under this Agreement by notice to that effect given to the Trust at any time prior to the Closing Time.

(b)                                  Disaster Out

The Underwriter shall be entitled, at its sole option, in accordance with subparagraph 9(e), to terminate this Agreement, by notice to the Trust, at any time at or prior to Closing Time (i) if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, or any law or regulation, which in the opinion of the Underwriter seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the affairs of the Trust, in each case the effect of which is such as to make it, in the judgement of the Underwriter’s opinion, impracticable to market the Underwritten Units or to enforce contracts for the sale of the Underwritten Units, or (ii) trading in any securities of the Trust has been suspended or materially limited by the SEC, any Canadian Securities Regulator or either of the Stock Exchanges or if trading generally on either of the Stock Exchanges has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by such system or by order of any Canadian Securities Regulator, the SEC, FINRA or any other governmental authority, or (iii) if a banking moratorium has been declared by Canadian, U.S. Federal or New York authorities.

(c)                                   Material Change

If, prior to the Closing Time, there occurs any material change or a change in any material fact or there arises or is discovered any disclosed material fact, such as is contemplated in subparagraph 4(a), which results in or in the Underwriter’s reasonable opinion, is reasonably expected to have a significant adverse effect on the market price or value of the Underwritten Units, the Underwriter shall be entitled, at its sole option, in accordance with subparagraph 9(e), to terminate its obligations under this Agreement by written notice to that effect given to the Trust at any time prior to the Closing Time.

(d)                               Conditions

The Trust agrees that that all terms and conditions of Section 8 shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by it, that it will use all reasonable commercial efforts to cause such conditions to be complied with, and that any breach or failure by the Trust to comply with any such conditions shall entitle the Underwriter to terminate its obligations to purchase the Underwritten Units by notice to that effect given to the Trust at or prior to the Closing Time, unless otherwise expressly provided in this Agreement.  The Underwriter may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to its rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Underwriter only if such waiver or extension is in writing and signed by the Underwriter.

(e)                                Exercise of Termination Rights

The rights of termination contained in subparagraphs 9(a), (b), (c) and (d) are in addition to any other rights or remedies the Underwriter may have in respect of any default, act or failure to act or non-compliance by the Trust in respect of any of the matters contemplated by this Agreement or otherwise.  In the event that the Underwriter exercises such rights of termination, there shall be no further liability on the part of the Underwriter to the Trust or on the part of the Trust to the Underwriter except in respect of any liability that may have arisen or may later arise under paragraphs 10, 11 and 13.

10.                               Indemnity

(a)                                Indemnity

The Trust will indemnify and save harmless the Underwriter and its affiliates (which shall include, without limitation, the U.S. Dealer) and each of their respective directors, officers, employees and agents from and against all liabilities, claims, losses (other than loss of profits), reasonable costs, damages and reasonable expenses (including, without limitation any legal fees or other expenses reasonably incurred by the Underwriter in connection with defending or investigating any such action or claim) (a “Claim”) in any way caused by, or arising directly or indirectly from, or in consequence of:

(i)                                      any information or statement (except any statement relating solely to the Underwriter and provided by the Underwriter for use therein) contained in this Agreement, the Shelf Prospectuses, the Disclosure Package, any issuer free writing prospectus as defined in Rule 433(h) under the 1933 Act, any Trust information that the Trust has filed, or is required to file, pursuant to Rule 433(d) of the 1933 Act, the Prospectus Supplements or the Registration Statement, including the Documents Incorporated by Reference, or any Prospectus Amendments thereto or supplements which, at the time and in the light of the circumstances under which it was made, contains or is alleged to contain a misrepresentation;

(ii)                                   any omission or alleged omission to state in the Shelf Prospectuses, the Disclosure Package, any issuer free writing prospectus as defined in Rule 433(h) under the 1933 Act, any Trust information that the Trust has filed, or is required to file, pursuant to Rule 433(d) of the 1933 Act, the Prospectus Supplements or the Registration Statement, including the Documents Incorporated by Reference, or any Prospectus Amendments or supplements thereto, any fact (except facts relating solely to the Underwriter and provided by the Underwriter expressly for use therein), whether material or not, regarding the Trust and its business and affairs that is necessary to make any statement therein not misleading (in the case of the Shelf Prospectuses, the Disclosure Package and Prospectus Supplements) in light of the circumstances in which it was made;

(iii)

any order made or enquiry, investigation or proceedings commenced or threatened by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement or omission or alleged statement or omission regarding facts relating solely to the Underwriter and provided by the Underwriter expressly for use therein) in the Shelf Prospectuses, the Disclosure Package, any issuer free writing prospectus as defined in Rule 433(h) under the 1933 Act, any Trust information that the Trust has filed, or is required to file, pursuant to Rule 433(d) of the 1933 Act, the Prospectus Supplements or the Registration Statement, including the Documents Incorporated by Reference, or any Prospectus Amendments or supplements thereto or based upon any failure to comply with the Applicable Securities Laws (other than any failure or alleged failure to comply by the Underwriter), preventing or restricting the trading in or the sale or distribution of the Underwritten Units in any of the Qualifying Canadian Jurisdictions or the United States;

(iv)

the non-compliance or alleged noncompliance by the Trust with any of the Applicable Securities Laws, including, in the case of the Trust, the Trust’s non-compliance with any statutory requirement to make any document available for inspection; or

(v)	any breach by the Trust of its representations, warranties, covenants or obligations to be complied with under this Agreement.

In no event shall this indemnity enure to the benefit of the Underwriter, if (i) a court of competent jurisdiction in a final judgment determines that the Claim in respect of which indemnification is sought is a result of or arises out of the gross negligence or willful misconduct of the Underwriter; or (ii) a copy of the Prospectus Supplements (as then amended or supplemented, if the Trust shall have furnished any amendments or supplements thereto) was not sent or given by or on behalf of the Underwriter to a person asserting any such losses, claims, damages or liabilities, but only (x) if required by law so to have been delivered by the Underwriter to such person, at or prior to the written confirmation of the sale of the Underwritten Units to such person, and (y) if the Disclosure Package or the Prospectus Supplements (as so amended or supplemented) delivered to the Underwriter a reasonable amount of time in advance of such confirmation would have cured the defect giving rise to such losses, claims, damages or liabilities.

(b)                                Notification of Claims

If any Claim is asserted against any person or company in respect of which indemnification is or might reasonably be considered to be provided, such person or company (the “Indemnified Party”) will notify the Trust as soon as possible of the nature of such Claim (but the omission so to notify the Trust of any potential Claim shall not relieve the Trust from any liability which it may have to any Indemnified Party and any omission so to notify the Trust of any actual Claim shall affect the Trust’s liability only to the extent that it is materially prejudiced by that failure).  Subject to subparagraph 10(d), the Trust shall be entitled to participate in and, to the extent that it shall wish, to assume the defense of any suit brought to enforce such Claim; provided, however, that the defense shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, that no settlement of any such Claim or admission of liability may be made by the Trust or the Indemnified Party without the prior written consent of the other parties, acting reasonably, and the Trust shall not be liable for any settlement of any such Claim unless it has consented in writing to such settlement.  The Trust shall not settle any Claim, or compromise a consent to any judgment unless such settlement, compromise or judgment (i) includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any Indemnified Party.

(c)                                 Right of Indemnity in Favour of Others

With respect to any Indemnified Party who is not a party to this Agreement, the Indemnified Parties who are party to this Agreement shall obtain and hold the rights and benefits of this paragraph in trust for and on behalf of such Indemnified Party.

(d)                                Retaining Counsel

In any Claim, the Indemnified Party shall have the right to retain other counsel to act on its behalf, provided that the reasonable fees and disbursements of such counsel shall be paid by the Indemnified Party unless (i) the Trust fails to assume the defense of such suit on behalf of the Indemnified Party within 10 days of receiving written notice of such suit; (ii) the Trust and the Indemnified Party shall have mutually agreed to the retention of the other counsel; or (iii) the named parties to any such Claim (including any added third or impleaded party) include the Indemnified Party and the Trust and the Indemnified Party shall have been advised by counsel that the representation of all parties by the same counsel would be inappropriate due to the actual or potential differing interests between them. In no event shall the Trust be liable to pay the fees and disbursements of more than one firm of separate counsel for all Indemnified Parties and, in addition, one firm of local counsel in each applicable jurisdiction.

11.                               Contribution

(a)                                 Contribution by the Trust

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in paragraph 10 is unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any Claim, the Trust (the “Indemnifier”) and the Underwriter shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by the Trust as a result of such Claim in such proportion as is appropriate to reflect the relative benefits received by the Trust on the one hand and the Underwriter on the other hand from the offering of the Underwritten Units; or if this allocation is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to above but also the relative fault of the Trust on the one hand and the Underwriter on the other hand in connection with the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 10 which resulted in such Claim, as well as any other relevant equitable considerations.

The relative benefits received by the Trust on the one hand and the Underwriter on the other hand shall be deemed to be in the same proportion as the total proceeds (net of the fee payable to the Underwriter but before deducting expenses (to the extent that such expenses are payable by the Trust pursuant to paragraph 13)) received by the Trust from the issue and sale of the Underwritten Units bears to the fee received by the Underwriter, in each case, as set out in the table on the face page of the Prospectus Supplements. The relative fault of the Trust on the one hand and of the Underwriter on the other shall be determined by reference to, among other things, whether the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 10 which resulted in such Claim relates to information supplied by or steps or actions taken or done by or on behalf of the Trust or to information supplied by or steps or actions taken or done by or on behalf of the Underwriter and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 10.  The amount paid or payable by an Indemnified Party as a result of the Claim referred to above shall include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such Claim, whether or not resulting in any such action, suit, proceeding or claim.  The Trust and the Underwriter agree that it would not be just and equitable if contribution pursuant to this paragraph 11 were determined by any method of allocation which does not take into account the equitable considerations referred to immediately above.

A person who is engaged in any fraud, fraudulent misrepresentation, recklessness or gross negligence shall not, to the extent that a court of competent jurisdiction in a final judgment determines that the Claim was caused by that activity, be entitled to claim contribution therefor from any person who is not engaged in that fraud, fraudulent misrepresentation, recklessness or gross negligence.

(b)                                Right of Contribution in Addition to Other Rights

The rights to contribution provided in this paragraph 11 shall be in addition to and not in derogation of any other right to contribution which the Underwriter may have by statute or otherwise at law.

(c)                                 Calculation of Contribution

In the event that a court of competent jurisdiction in a final judgment determines that an Indemnifier is entitled to contribution from the Underwriter under the provisions of any statute or at law, the Indemnifier shall be limited to contribution in an amount not exceeding the lesser of:

(i)                                      the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriter is responsible, as determined in subparagraph 11(a), and

(ii)                                   the amount of the fee actually received by the Underwriter from the Trust under this Agreement.

(d)                                Notice of Claim for Contribution

Notification to the Trust of a Claim pursuant to subparagraph 10(b) shall be deemed to also constitute notice to the Trust that a claim for contribution by the Underwriter may arise and omission to so notify shall have similar effect.

(e)                                 Right of Contribution in Favour of Others

The Trust hereby acknowledges and agrees that, with respect to paragraphs 10 and 11 hereof, the Underwriter is contracting on its behalf and as agent for its affiliates and for its and its affiliates’ directors, officers, employees and agents (collectively, the “Beneficiaries”).  In this regard the Underwriter shall act as trustee for the Beneficiaries of the Trust’s covenants under paragraphs 10 and 11 hereof with respect to the Beneficiaries and accept these trusts and shall hold and enforce the covenants on behalf of the Beneficiaries.

12.                               Severability

If any provision of paragraph 10 or 11 is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

13.          Expenses

Whether or not the transactions contemplated by this Agreement shall be completed, all expenses incurred by the Trust and the Underwriter of, or incidental to, the issue, sale and delivery of the Underwritten Units and all expenses of or incidental to all other matters in connection with the transaction set out in this Agreement shall be borne by the Trust including, without limitation, fees and expenses payable in connection with the qualification of the Underwritten Units, the reasonable fees of counsel to the Underwriter plus disbursements and Goods and Services Tax, the filing fees incident to, and the reasonable fees and disbursements of counsel to the Underwriter in connection with the review by FINRA of the terms of the sale of the Underwritten Units, all fees and disbursements of counsel to the Trust, local counsel and U.S. counsel, all fees and expenses of the Trust’s auditors, fees and expenses relating to the marketing of the Underwritten Units (including, without limitation, “road shows”; marketing meetings, marketing documentation and institutional investor meetings) and all reasonable out-of-pocket expenses of the Underwriter (including the Underwriter’s travel expenses in connection with due diligence, marketing meetings and “road shows”) and all costs incurred in connection with the preparation and printing of the Shelf Prospectuses, the Disclosure Package, any free writing prospectus, Prospectus Supplements, Registration Statement, Prospectus Amendments and certificates representing the Underwritten Units; provided, however, that the aggregate amount of expenses incurred by the Underwriter which the Trust shall bear shall not exceed U.S.$100,000.  All amounts to be paid under this paragraph 13 shall be paid forthwith upon receiving an invoice therefor.

14.          Restrictions on Sales

Unless this Agreement is terminated in accordance with its terms or the Closing does not occur on the Closing Date, the Trust shall not for a period of 90 days after the Closing Date, (i) offer, pledge, sell, contract to sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, Units of the Trust or any securities convertible into or exercisable or exchangeable for Units, or (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Units or such other securities, whether any such transaction described in clause (i) or (ii) of this paragraph is to be settled by delivery of Units or such other securities, in cash or otherwise, other than the Underwritten Units offered pursuant to the transactions contemplated by this Agreement, without the prior consent of the Underwriter, acting reasonably.  The foregoing restrictions shall not apply with respect to issuances of securities by the Trust in connection with (i) the exercise of currently outstanding director compensation securities or similar liabilities; or (ii) the satisfaction of outstanding instruments or contractual commitments that have been publicly disclosed.  For greater certainty, nothing contained in this paragraph 14 shall be construed to in any way limit the ability of the Trust from issuing, transferring or otherwise dealing with any securities of the Trust if this Agreement is terminated in accordance with its terms or the Closing does not occur on the Closing Date.

15.          Survival of Representations and Warranties

The respective representations, warranties, obligations and agreements of the Trust and the Underwriter contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Underwritten Units shall survive the purchase of the Underwritten Units and shall continue in full force and effect unaffected by any subsequent disposition of the Underwritten Units by the Underwriter or the termination of the Underwriter’s obligations and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriter or the Trust, or any officer, director or controlling person of the Trust in connection with the preparation of the Shelf Prospectuses, the Disclosure Package, Prospectus Supplements or Registration Statement or the distribution of the Underwritten Units for a period of two years from the date hereof.

16.          Time of the Essence

Time shall be of the essence of this Agreement.

17.           Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in Ontario.

18.          Successors

This Agreement shall enure to the benefit of, and be binding on, the parties to this Agreement and any of their respective successors.

19.          Notice

Unless otherwise expressly provided in this Agreement, any notice, statement, request or other communication to be given under this Agreement (a “notice”) shall be in writing addressed to:

(i)	the Trust at:

Central GoldTrust
55 Broad Leaf Crescent,
P.O. Box 10106 Meadowlands
Ancaster, Ontario
L9K 1P3

	Attention:	Mr. J. C. Stefan Spicer
	Fax:	(905) 648-4196

with a copy to:

Fraser Milner Casgrain LLP
Suite 3900
1 First Canadian Place
100 King Street West
Toronto, Ontario
M5X 1B2

	Attention:	Mr. John S. Elder, Q.C.
	Fax:	(416) 863-4592

(ii)	the Underwriter at:

CIBC World Markets Inc.
BCE Place, P.O. Box 500
161 Bay Street, 7th Floor
Toronto, Ontario,
M5J 2S8

	Attention:	Mr. David A. Scott and Scott Smith
	Fax:	(416) 594-8848 and (416) 594-7765

and

	Attention:	Mr. Robert J. Richardson,
Vice President, Associate General Counsel & Group Head, CIBC World Markets
	Fax:	(416) 304-4573

with a copy to:

Cassels Brock & Blackwell LLP
Scotia Plaza, Suite 2100
40 King Street West
Toronto, Ontario
M5H 3C2

	Attention:	Mr. Norman F. Findlay
	Fax:	(416) 350-6944

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by facsimile transmission to the addressee and (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by facsimile transmission shall be deemed to be given and received on the first Business Day following the day on which it is sent.

20.          Counterparts and by Facsimile

This Agreement may be executed by any one or more of the parties to this Agreement in any number of counterparts, and may be delivered by facsimile, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

21.          Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes any and all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties and, except as incorporated by reference above, there are no warranties, representations or other agreements between the parties in connection with the subject matter of this Agreement unless signed by each party and purporting to be an amendment to this Agreement.

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing the enclosed copies of this letter where indicated below and returning them to CIBC World Markets Inc., facsimile number: 416-594-7765, upon which this letter as so accepted shall constitute an Agreement among us.

Yours very truly,

CIBC WORLD MARKETS INC.

By:	/s/ David Arthur Scott
Authorized Signatory

The foregoing is accepted and agreed to as of the date first above written.

CENTRAL GOLDTRUST

By:	/s/ J.C. Stefan Spicer
Authorized Signatory

SCHEDULE A

Time of Sale Information: None

SCHEDULE B

Issuer free writing prospectuses: None